Exhibit 99.2

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our cash and cash equivalents, short term debt, including current portion of long term debt and our capitalization as of June 30, 2021 (prepared on the basis of International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”)).

June 30, 2021
€ millions

(A) Cash and cash equivalents	9,722

(B) Short-term debt, and current portion of long-term debt	2,225

(C) Long-term debt	17,935

(D) Equity attributable to non-controlling interests	127

(E) Equity attributable to equity holders of Sanofi:

Share capital	2,522

Additional paid-in capital and retained earnings	59,408

Treasury shares	(697)

Stock options and other share-based payments	4,290

Other items recognized directly in equity	(2,286)

Equity attributable to equity holders of Sanofi	63,237

(F) Capitalization (C+D+E)	81,299

Since June 30, 2021 and the date of this filing there has been no significant change to the information set forth in the table above.